One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com
August 12, 2009
Via EDGAR Transmission and FedEx
Via Facsimile Transmittal 703.813.6982
Mr. Christopher J. White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Approach Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Schedule 14A
Filed April 24, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 6, 2009
File No. 001-33801
Dear Mr. White:
     This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our Form 10-K for the fiscal year ended December 31, 2008, our Schedule 14A filed April 24, 2009 and our Form 10-Q for the fiscal quarter ended March 31, 2009. The Staff’s comments were provided to the Company in a letter dated July 31, 2009. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
Business and Properties, page 1
Strategy, page 2
1.	We note in your disclosure that you state, “From 2004 through 2008, we drilled over 377 wells in our Ozona Northeast and Cinco Terry fields in West Texas, making us the second most active driller in the Canyon Sands in West Texas during that time period.” [Emphasis added.] Please provide us with the underlying support for this assertion and, in future filings, please disclose any third party sources relied upon in making such assertions.

Response: The Company engaged Drilling Info to research the comparative drilling activity referred to in the Form 10-K for the fiscal year ended December 31, 2008. Drilling Info is a consulting and research firm that provides geophysical analyses regarding subsurface geology in addition to well and production data. Please find enclosed as Exhibit 1 the following report prepared by Drilling Info: “Canyon Sand Area — # of Wells drilled by Operator, grouped by year

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

of Spud Date.” The enclosed report indicates that our wholly-owned subsidiary, Approach Operating, LLC, was the second most active driller in the Canyon Sands in West Texas from 2004 to 2008 by total wells drilled. We confirm that, in future filings, we will disclose any third party sources that we rely on in making such statements.
Oil and Gas Properties and Operations, page 4
Northeast British Columbia, page 4
Montney Tight Gas and Doig Shale, page 4
2.	In your disclosure you state, “We also recorded an impairment expense from a non-cash write-off of $4.1 million, which represents our share of the drilling and completion costs related to our interest in the joint drilling project. We plan to continue to explore ways to recover our remaining carrying costs in this project...” Please tell us the amount of remaining investment in this joint drilling project, provide us with the details as to the ways you are considering to recover your remaining costs, and tell us how you concluded that further impairment was not necessary at this time. In this regard, it may be helpful to provide us with your impairment analysis.

Response: In accordance with Statement of Financial Accounting Standards No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies (“SFAS 19”), we periodically assess our unproved oil and gas properties that are individually significant, including our Northeast British Columbia properties, for impairment. Paragraph 28 of SFAS 19 provides that “[a] property would likely be impaired . . . if a dry hole has been drilled on it and the enterprise has no firm plans to continue drilling. Also, the likelihood of partial or total impairment of a property increases as the expiration of the lease term approaches if drilling activity has not commenced on the property . . .”

At June 30, 2009 and December 31, 2008, the Company had $2.7 million and $2.4 million, respectively, of unproved leasehold costs related to our Northeast British Columbia properties. In evaluating any need for impairment of the unproved costs, we followed the guidelines in SFAS 19. We determined that such costs have not been impaired for two principal reasons.

First, the Company plans to further develop the properties in the summer of 2010. Despite the marginal results of the project to date, we have continued to evaluate the potential of the Montney and Doig phosphate geologic formations, our primary targets, as well as shallower, conventional horizons above these targets. This evaluation has included (i) analysis of drill cuttings, cores and logs of the Baldonnel, North Pine, Halfway and Doig Sandstone formations, (ii) reprocessing of existing 2D seismic data to assess the acquisition of 3D data, (iii) acquisition, reprocessing and interpretation of 3D data, (iv) creation and analysis of structural, seismic attribute and anomaly maps and (v) analysis of existing shallow production surrounding our current acreage. Specifically, our drilling plans include the drilling of at least one new well to test the potential of stacked pay zones from the Baldonnel through Doig formations and the deepening of up to two wells through existing well bores to test the lower Montney Turbidite play. We expect to refine these drilling plans as our evaluation continues.

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

Second, we currently have approximately 18 months to two years remaining on the applicable licenses or leases before expiration, including one-year extensions that we can exercise for approximately $3 per net acre or a total of approximately $17,000 (net).

Our evaluation is ongoing but our current determination, which is consistent with our determinations at December 31, 2008, March 31, 2009 and June 30, 2009, is that our acreage has sufficiently favorable geologic characteristics so that when developed, it will allow us to recover our remaining carrying costs in this project within the time remaining under applicable licenses and lease terms.
Northern New Mexico, page 4
El Vado East (Mancos Shale), page 4
3.	We note during 2008 that your leasehold prospect in Northern New Mexico was the subject of regulatory proceedings and delays, including a moratorium on all drilling on private lands, a proposed county drilling ordinance and potential state rulemaking. As a result, you eliminated capital allocations to this project for 2009. In light of these developments, please tell us whether you considered this situation to be an indicator of possible impairment of this prospect and, if so, how you concluded that no impairment had occurred. In this regard, it may be helpful to provide us with your impairment analysis. If you concluded these circumstances were not an indicator of impairment, please tell us how you reached this conclusion.

Response: In accordance with SFAS 19, we periodically assess our unproved oil and gas properties that are individually significant, including our New Mexico properties, for impairment. At June 30, 2009 and December 31, 2008, the Company had $2.7 million of unproved leasehold costs related to our Northern New Mexico properties. With respect to our assessment of our New Mexico properties at December 31, 2008, as well as subsequent periods, we considered the local and state regulatory proceedings in determining whether any impairment had occurred and concluded that no impairment had occurred. This conclusion was based on several factors.

First, the Company never anticipated, and does not currently anticipate, that the regulatory delays in New Mexico would permanently prevent drilling or the ultimate recovery of all of the carrying value of this asset. Although Rio Arriba County (the “County”) adopted a drilling moratorium in April 2008, the County adopted the moratorium and subsequent extensions with the express intent of temporarily suspending oil and gas drilling operations in certain parts of the County (including the Company’s leasehold), until the County adopted a final drilling ordinance. The County published its initial, draft drilling ordinance in January 2009. The Company was an active participant in the subsequent drafting process as a member of an industry working group that collaborated with the County. After multiple drafts, the County ultimately adopted a final drilling ordinance in May 2009. Since the adoption of the final drilling ordinance, the Company has, consistent with the requirements of the final drilling ordinance, held a “pre-application” meeting with County officials, at which the Company proposed a plan to initially drill 12 wells. The Company currently is working on completing applications for drilling permits to file with the County for these 12 initial locations.

Second, with regard to state regulatory proceedings, at December 31, 2008, the Company had been issued three drilling permits by the New Mexico Oil Conservation Division (“OCD”) and had on file with the OCD five additional applications for permits to drill (“APDs”). In January

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

2009, the Company filed APDs for an additional 14 drilling locations. All of the Company’s state permits and APDs are currently scheduled for a hearing at the New Mexico Oil Conservation Commission (“OCC”) in September 2009, although the Company is in discussions with the County and OCC to explore the issuance of an agreed order that would (i) eliminate the need for such hearing, (ii) confirm the Company’s existing state permits and (iii) allow new permits to be issued subject to compliance with the County’s final ordinance. In addition, the OCD informally has advised the Company that the OCD has no plans to initiate a separate state rulemaking for the County.

Third, the force majeure provisions of the Company’s mineral lease for New Mexico provide that if our drilling operations are delayed or prevented as a result of a governmental or regulatory order or by failure to obtain permits, then our commitments under the lease, including an initial drilling commitment of eight wells, will be extended until 60 days after the cause of the delay is removed, as long as the primary term of the lease is not extended by more than four years, or April 2013. We have provided the lessor with all required force majeure notices and are otherwise in compliance with the lease.

Finally, our technical team has continued its efforts to support the Company’s drilling plans. In September 2008, the Company hired a geological consultant to help select additional drilling locations. We subsequently incorporated these locations into our state APDs and “pre-application” proposal to the County.

After considering all of these factors and our continued commitment to develop this property, we concluded that the indicators of impairment resulting from the County’s moratorium have been sufficiently mitigated.
Controls and Procedures, page 47
Internal Controls over Financial Reporting, page 48
4.	You state that there had been no change in your internal control over financial reporting that occurred during the year ended December 31, 2008. In future filings, please indicate whether any change in internal control over financial reporting occurred during the last fiscal quarter. See Item 308(c) of Regulation S-K for further guidance.

Response: We acknowledge the Staff’s comment and confirm that, in future filings, we will indicate whether any change in internal control over financial reporting occurred during the last fiscal quarter.
Note 1 — Summary of Significant Accounting Policies, page F-10
Oil and Gas Operations, page F-11
Capitalized Costs, page F-11
5.	We note you evaluate capitalized costs related to proved oil and gas properties, including wells and related equipment and facilities, for impairment, following the guidance of SFAS 144. In your disclosure, however, you state, “If undiscounted cash flows are insufficient to recover the net capitalized costs related to proved properties, then we recognize an impairment charge in

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

income from operations equal to the difference between the net capitalized costs related to unproved properties and their estimated fair values based on the present value of the related future net cash flows.” [Emphasis added.] It is unclear why your determination of any impairment charge for proved properties is based on the net capitalized costs of your unproved properties. Please see SFAS 144, paragraph 5, for further guidance. Accordingly, if your evaluation was based on the net capitalized costs related to unproved properties, please re-determine your impairment analysis utilizing the net capitalized costs related to proved properties and, if an impairment charge is required, adjust your financial statements accordingly. However, if your disclosure is incorrectly stated, please revise appropriately in future filings. Additionally, we noted similar disclosure in your Critical Accounting Policies and Estimates — Oil and Gas Activities — Successful Efforts disclosure on page 32 which, in the event you revise this disclosure, should similarly be revised.

Response: Our disclosure under Capitalized Costs, page F-11, was incorrectly stated. We will revise future filings, beginning with our Form 10-K for the fiscal year ending December 31, 2009, to state, “If undiscounted cash flows are insufficient to recover net capitalized costs related to proved properties, then we recognize an impairment charge in income from operations equal to the difference between the net capitalized costs related to the proved properties and their estimated fair values based on the present value of the related future net cash flows.” [Emphasis added.] Also, we confirm that in future filings we will similarly revise our disclosure in Critical Accounting Policies and Estimates — Oil and Gas Activities — Successful Efforts.
Note 5 — Line of Credit, page F-20
6.	In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, clearly describing how “minimum modified ratio of current assets to current liabilities” and “EBITDAX” are determined, with reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Response: In future filings, we will provide additional disclosures regarding material covenants in our credit agreement and our compliance therewith. We also will disclose if there are any stated events of default that would permit the lenders to accelerate the debt, if not cured within applicable grace periods. We propose to provide this information by (i) including a description of the financial covenants and our compliance therewith in the footnotes to our financial statements and (ii) either restating (in whole or in part) or cross-referencing such information in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Staff also has requested that we include the computation of actual ratios, as well as any necessary reconciliation to GAAP amounts. We propose not to include this detail in our disclosures as long as we meet the covenant ratios by substantial margins, and our risk of breaching these covenants remains highly unlikely. We currently believe that a significant amount of “cushion” exists between the required covenant ratios and our actual ratios. At June 30, 2009, the required and actual ratios were as follows:

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

At June 30, 2009	Required	Actual

Consolidated Current Assets to Consolidated Current Liabilities (as defined in the credit agreement)	1.0 to 1.0 or greater	6.2 to 1.0
Consolidated Funded Debt to Consolidated EBITDAX (as defined in the credit agreement)	3.5 to 1.0 or less	1.1 to 1.0
In addition, our credit agreement and all amendments are filed as exhibits on Form 8-K, thereby allowing the reader to review the precise terms of the computations of the ratios, if desired.

Accordingly, set forth below is our proposed disclosure (marked to indicate changes from our prior disclosure):
“Our credit agreement contains two principal financial ~~and other~~ covenants ~~that~~:
•          ~~require maintenance of a minimum modified ratio of current assets to current liabilities of 1.0 to 1.0,~~ a consolidated modified current ratio covenant that requires us to maintain a ratio of not less than 1.0 to 1.0 at all times. The consolidated modified current ratio is calculated by dividing Consolidated Current Assets (as defined more specifically in the credit agreement) by Consolidated Current Liabilities (as defined more specifically in the credit agreement). As defined more specifically in the credit agreement, the consolidated modified current ratio is calculated as current assets less current unrealized gains on commodity derivatives plus the available borrowing base at the respective balance sheet date, divided by current liabilities less current unrealized losses on commodity derivatives at the respective balance sheet date.
•          ~~require maintenance of~~ a consolidated funded debt to consolidated EBITDAX ratio ~~of 3.5 to 1.0 or less, and~~ covenant that requires us to maintain a ratio of not more than 3.5 to 1.0 at the end of each fiscal quarter. The consolidated funded debt to consolidated EBITDAX ratio is calculated by dividing Consolidated Funded Debt (as defined more specifically in the credit agreement) by Consolidated EBITDAX (as defined more specifically in the credit agreement). As defined more specifically in the credit agreement, consolidated EBITDAX is calculated as net income (loss), plus (1) exploration expense, (2) depletion, depreciation and amortization expense, (3) share-based compensation expense, (4) unrealized loss on commodity derivatives, (5) interest expense, (6) income and franchise taxes, and (7) certain other non-cash expenses, less (1) gains or losses from sales or dispositions of assets, (2) unrealized gain on commodity derivatives and (3) extraordinary or non-recurring gains. For purposes of calculating this ratio, consolidated EBITDAX for a fiscal quarter is annualized pursuant to the credit agreement.
•          ~~restrict~~ Our credit agreement also restricts cash dividends and other restricted payments, transactions with affiliates, incurrence of other debt, consolidations and mergers, the level of operating leases, assets sales, investments in other entities and liens on properties.
~~We were in compliance with the covenants under our credit agreement at March 31, 2009.~~
In addition, our credit agreement contains customary events of default that would permit our lenders to accelerate the debt under our credit agreement if not cured within applicable grace periods, including, among others, failure to make payments of principal or interest when due, materially incorrect representations and warranties, failure to make mandatory prepayments in the event of borrowing base deficiencies, breach of covenants, defaults upon other obligations

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

in excess of $500,000, events of bankruptcy, the occurrence of one or more unstayed judgments in excess of $500,000 not covered by an acceptable policy of insurance, failure to pay any obligation in excess of $500,000 owed under any derivatives transaction or in any amount if the obligation under the derivatives transaction is secured by collateral under the credit agreement, any event of default by the Company occurs under any agreement entered into in connection with a derivatives transaction, liens securing the loans under the credit agreement cease to be in place, a Change in Control (as more specifically defined in the credit agreement) of the Company occurs, and dissolution of the Company.
At June 30, 2009 [or other applicable balance sheet date], we were in compliance with all of our covenants and had not committed any acts of default under the credit agreement.”
Should the likelihood of non-compliance with those covenants become reasonably possible, the Company also will disclose the specific computations used to arrive at the actual ratios, clearly describing how the financial covenants are determined. To the extent such disclosure is provided in the future, we also will include the relevant non-GAAP disclosures required by Item 10 of Regulation S-K and the guidance provided by the Staff in Sections I.D and IV.C of the SEC Interpretive Release No. 33- 8350 and Question 10 of the Staff’s FAQs Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Note 7 — Income Taxes, page F-23
7.	Please tell us what consideration you gave to the accounting and disclosure requirements of FIN 48, and why you concluded that any uncertain tax positions did not require recognition, if true, and why all required disclosures were unnecessary.

Response: We evaluated FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), and determined that we had no significant uncertain tax positions. We determined, with the assistance of our external tax advisor, that it is “more likely than not” that our significant tax positions will be sustained if examined as defined by FIN 48. Since we determined that we had no significant uncertain tax positions, the disclosure requirements outlined in FIN 48 are not applicable.
Note 13 — Disclosures about Oil and Gas Producing Activities (unaudited), page F-28
8.	Your disclosure states, “[d]ownward revisions to proved reserves of 3,132 MMcfe are also the result of performance in Ozona Northeast and North Bald Prairie.” Please further clarify the specific performance issues that caused this downward revision to proved reserves.

Response: The downward revisions to proved reserves of 3,132 MMcfe, which represented 1.7% of the Company’s estimated proved reserves of 180,399 MMcfe at December 31, 2007, was based on the accumulation of additional production results that occurred during 2008 in Ozona Northeast and North Bald Prairie. Wells that were primarily responsible for downward revisions had little production history (as proved developed producing wells) or no production history (as proved undeveloped locations) when reserves for those wells and locations were booked at December 31, 2007. At December 31, 2008, after recording and reviewing a year’s worth of production history, we ultimately determined to revise the estimated ultimate recoveries for these wells downward.

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

Exhibits 31.1 and 31.2
9.	We note that you have replaced the word “report” with the words “annual report” in several places in the certifications. Please revise your certification in future filings to correspond exactly with the form of certification set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2009.

Response: We acknowledge the Staff’s comment and confirm that, in future filings, we will revise our certifications to correspond exactly with the form of certification set forth in Item 601(b)(31) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Note 3 — Income Taxes, page 7
10.	We note you state the following in this disclosure, “Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income for the three months ended March 31, 2009 due primarily to a change in our estimated income tax expense for the year ended December 31, 2008...” [Emphasis added.] Please tell us the nature and magnitude of this change. In addition, clarify how you determined that you should account for the change as a change in estimate and not the correction of an error and how your determination complies with SFAS 154. Explain how your computation of income taxes for the quarter ended March 31, 2009 complies with FIN 18.

Response: The change in our estimated income tax expense for the fiscal year ended December 31, 2008 that was recorded during the three months ended March 31, 2009, was due to new information that resulted in an adjustment to income taxes in the amount of $596,485 ($0.03 per diluted share), or 2.6% of net income of $23,385,573 ($1.12 per diluted share) for the fiscal year ended December 31, 2008.

We evaluated FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), and determined that this adjustment represented a change in accounting estimate as defined in paragraph 2(d) of SFAS 154. Paragraph 2(d) of SFAS 154 states that a change in accounting estimate is, “a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”

Our income tax provision for the fiscal year ended December 31, 2008 included certain estimates in the calculation, including estimates of our tax basis in oil and gas properties. During the three months ended March 31, 2009, in connection with preparing federal returns for the fiscal year ended December 31, 2008, we revised the previous estimate of the tax basis in our acquired oil and gas properties that we used in calculating the income tax provision for the fiscal year ended December 31, 2008. As a result, we adjusted our income tax provision for the three months ended March 31, 2009 to reflect the impact of those tax basis adjustments. Accordingly, based on

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

SFAS 154 and consultation with our external tax advisor, we determined the adjustment to the income tax provision for the fiscal year ended December 31, 2008 should be recorded as a change in accounting estimate in accordance with SFAS 154.

Although we determined that the change in estimate under SFAS 154 was more appropriate, we also considered whether to account for the change as a correction of an error. We concluded that the accounting for the income tax adjustment would have been appropriate even if we had determined that the adjustment was a correction of an error, because we considered the amount of the adjustment not material. We determined the adjustment was not material under Staff Accounting Bulletin: No. 99 — Materiality (“SAB 99”), for two primary reasons. First, as an initial step in assessing materiality, we confirmed that the change in estimate was less than 5% of net income for the year ended December 31, 2008. Second, in light of the surrounding circumstances and total mix of information, it was not probable that the magnitude of the adjustment was such that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item. In our evaluation of materiality in light of the surrounding circumstances and total mix of information, we considered the following qualitative factors under SAB 99:
•	The adjustment was applied to the provision for income taxes, which involves certain estimates.

•	The adjustment did not mask a change in earnings or other trends.

•	The adjustment did not materially change our results compared to analysts’ consensus expectations.

•	The adjustment did not change a loss into income or vice versa.

•	The adjustment did not concern a segment or other portion of our business that had been identified as playing a significant role in our operations or profitability.

•	The adjustment did not affect our compliance with regulatory requirements.

•	The adjustment did not affect our compliance with loan covenants or other contractual requirements.

•	The adjustment did not affect management’s compensation.

•	The adjustment did not involve the concealment of an unlawful transaction.
We evaluated FASB Interpretation No.18, Accounting for Income Taxes in Interim Periods, an interpretation of APB Opinion No. 28 (“FIN 18”), and determined that we computed income taxes for the three months ended March 31, 2009 in compliance with FIN 18. We determined, with the assistance of our external tax advisor, the best estimate of the annual effective tax rate, and applied this rate to the “ordinary income,” as defined in FIN 18, for the three months ended March 31, 2009.

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

Signatures
11.	We note that you have included the signature of your President and Chief Executive Officer. However, General Instruction G of Form 10-Q indicates that the form should be signed “by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant [emphasis added].” Please amend the filing to add the required signature of the principal financial officer or chief accounting officer.

Response: We acknowledge the Staff’s comment and agree that our quarterly report on Form 10-Q should have been signed by a duly authorized officer and by our principal financial or chief accounting officer. Instead of amending the Form 10-Q, we respectfully propose to address this comment prospectively by filing all future quarterly reports on Form 10-Q of the Company signed by a duly authorized officer of the Company and our principal financial or chief accounting officer.
Schedule 14A Filed April 24, 2009
12.	Please confirm in writing that you will comply with comments 13 through 16 below in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response: We confirm that we will comply with comments 13 through 16 below in all future filings. Examples of the disclosure we intend to use is provided in the responses to comments 13 through 16.
Compensation Discussion and Analysis, page 13
Deductibility of Executive Compensation, page 23
13.	We note your statement that “[you] believe that compensation paid under [y]our incentive plans is generally fully deductible for federal income tax purposes.” Please advise us whether your restricted stock awards and annual cash incentive awards would be fully deductible if such awards resulted in compensation of more than $1 million. If such awards would not be fully deductible, please revise your disclosure to clarify that such awards would not be fully deductible.

Response: The Company acknowledges the Staff’s comment. In future filings, we propose to provide disclosure substantially similar to that set forth below:

Deductibility of Executive Compensation
Section 162(m), as clarified by the Internal Revenue Service, generally disallows a federal income tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to each of the corporation’s chief executive officer and the three other most highly compensated executive officers, other than its chief financial officer, at the end of any fiscal year. However, the regulations currently exempt qualified performance-based compensation from the $1,000,000 deduction limit if certain requirements are met.

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

Our policy is to have compensation programs that recognize and reward performance that increases stockholder value, and, to the extent consistent with this policy, to seek to maintain the favorable tax treatment of that compensation. We believe, however, that under some circumstances, such as to attract or retain key executives or to recognize outstanding performance, it is in our and our stockholders’ best interests to provide compensation to selected executives even if it is not deductible.

We designed our performance-based, non-equity incentive award program for executive officers for 2009 (the “2009 Incentive Program”) so that incentive compensation based on our company-wide performance measures will be exempt from the Section 162(m) $1,000,000 deduction limitation as qualified performance-based compensation. Incentive compensation based on individual performance will not be exempt from the $1,000,000 deduction limitation as qualified performance-based compensation. Accordingly, if the $1,000,000 deduction limitation is exceeded, the tax deductibility of incentive compensation based on individual performance will be limited.

Restricted stock awards that have been made under our 2007 Plan to the named executive officers do not qualify as exempt, performance-based compensation. Accordingly, if the $1,000,000 deduction limit is exceeded, the tax deductibility of these awards will be limited.
Executive Compensation, page 24
14.	Please revise your disclosure to provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table or grants of plan-based awards table. See Item 402(e) of Regulation S-K. For example, please describe the “bonus” granted in 2007 to each of your named executive officers that you disclose in your summary compensation table.

Response: We acknowledge the Staff’s comment and, in future filings, we will include an introductory paragraph before our Summary Compensation Table as follows: “As explained in our Compensation Discussion and Analysis, set forth below is the compensation awarded to, earned by or paid to our named executive officers for services rendered in all capacities, consisting of base salaries, cash bonuses, long-term equity incentives and health and welfare benefits. Our named executive officers include our (1) President and Chief Executive Officer (our principal executive officer), (2) Executive Vice President and Chief Financial Officer (our principal financial officer) and (3) the three most highly compensated executive officers in 2009 [or other applicable fiscal year].”

We also will include disclosure summarizing any out-of-the-ordinary compensation paid during the applicable fiscal year. For example, for fiscal year 2007, we will provide supplemental disclosure in a footnote to the summary compensation table regarding the bonuses granted in 2007 to each of our named executive officers. The disclosure, which was included in the Company’s Schedule 14A filed April 25, 2008, would be substantially similar to that set forth below:

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

     “Bonuses paid in 2007 were composed of the following:

	Gross Up	Gross Up	Gross Up	IPO
Executive Officer	Tax Bonus (a)	Tax Bonus (b)	Tax Bonus (c)	Bonus (d)	Total

J. Ross Craft	$356,282	$619,449	—	$275,000	$1,250,731
Steven P. Smart	72,814	412,966	—	182,500	668,280
J. Curtis Henderson	—	412,966	$154,862	182,500	750,328
Glenn W. Reed	86,851	206,483	—	120,000	413,334
Ralph P. Manoushagian	72,301	206,483	—	120,000	398,784

(a)	To cover out-of-pocket income taxes incurred in 2007 as a result of the sale of shares of common stock to repay full recourse management notes prior to our initial public offering (“IPO”).

(b)	To cover out-of-pocket income taxes incurred in 2007 as a result of a stock award of 270,000 total shares granted to the named executive officers on the delivery of the underwriting agreement for our IPO in November 2007.

(c)	To cover out-of-pocket income taxes incurred in 2007 as a result of a stock award of 22,500 shares granted in October 2007.

(d)	Paid one-half on filing the registration statement for our IPO in July 2007, and one-half on the closing of our IPO in November 2007.”
Grants of Plan-Based Awards for Year Ended December 31, 2008, page 25
15.	It appears that your 2008 annual incentive awards would be considered non-equity incentive plan awards. See instruction (6)(iii) to Item 402(a)(3) of Regulation S-K. Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to such awards.

Response: We acknowledge the Staff’s comment and provide the following disclosure required by Item 402(d) of Regulation S-K with respect to our 2008 annual incentive awards.
2008 GRANTS OF PLAN-BASED AWARDS

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards
	Threshold	Target	Maximum
Name	($)	($)(1)	($)
(a)	(c)	(d)	(e)

J. Ross Craft	148,550	331,875	445,650
Steven P. Smart	125,750	190,625	251,500
J. Curtis Henderson	125,000	190,625	250,000
Ralph P. Manoushagian	85,000	121,125	170,000
Glenn W. Reed	101,050	132,500	202,100

(1)	The amounts shown under the “Target” column are equal to the annual incentive awards granted by the Compensation and Nominating Committee to each of our named executive officers for 2008.
Certain Relationships and Related Party Transactions, page 30
16.	Please disclose the standards to be applied by your audit committee in its review, approval or ratification of related party transactions. See Item 404(b)(1)(ii) of Regulation S-K.

Mr. Christopher J. White
Securities and Exchange Commission
August 12, 2009

Response: As requested by the Staff, in future filings, each element of Item 404(b) will be addressed in the Company’s disclosures. In future filings, the Company will disclose the following:

“Our Board has approved a written policy that requires our Audit Committee to review on an annual basis all transactions with related parties, or in which a related party has a direct or indirect interest, and to determine whether to ratify or approve the transaction after consideration of the related party’s interest in the transaction and other material facts. For these purposes, a related party transaction is a transaction between the Company and any related party, such as a senior officer, director or 5% stockholder of the Company or an entity that is controlled by a senior officer, director or 5% stockholder of the Company, other than transactions available to all employees generally or transactions involving less than $5,000 when combined with all similar transactions.

Under this policy, a related-party transaction must be approved by our Audit Committee. Our Audit Committee may approve the transaction only if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. If the related-party transaction is of a nature that would require Board of Directors’ approval in the absence of the involvement of a related party, then in addition to Audit Committee approval, the transaction must be approved by a majority of disinterested members of our Board of Directors. In reviewing any such related-party transaction or relationship, our Audit Committee or Board, as applicable, considers such information as it deems important to determine whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party.”

In addition, pursuant to the Staff’s letter, we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,
/s/ Steven P. Smart
Steven P. Smart
Executive Vice President and Chief Financial Officer

Enclosure

cc:	H. Roger Schwall, Assistant Director
Donald F. Delaney, Senior Accountant

Exhibit 1
Approach Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Schedule 14A
Filed April 24, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 6, 2009
File No. 001-33801
Support for Response to Comment 1

1

Canyon Sand Area
# of Wells drilled by Operator, grouped by year of Spud Date.
NOTE: If unknown spud date, used first of event date (surf casing, int casg, etc), completion date, or plugging date).
If no such date exists in system, assumed well not drilled and therefore not included in count.

No.	Operator	2004	2005	2006	2007	2008	Total

1	DOMINION	537	393	553	529	50	2062
2	APPROACH OPERATING	67	103	81	59	86	396
3	HIGHMOUNT E&P	0	3	1	12	351	367
4	ANADARKO	45	44	56	93	49	287
5	FIML NATURAL RESOURCES	20	39	59	63	96	277
6	KCS RESOURCES	27	13	13	6	27	86
7	NEWFIELD	10	14	29	13	12	78
8	ENCORE	25	6	3	12	4	50
9	DEVON	32	15	1	2	0	50
10	OXY	7	7	6	4	24	48
11	POGO	22	4	18	2	0	46
12	CHEVRON	15	11	3	15	0	44
13	TELESIS OPERATING	0	5	20	8	10	43
14	EOG	4	11	8	10	6	39
15	HARRISON INTERESTS	0	9	8	2	18	37
16	J CLEO THOMPSON	15	6	12	2	2	37
17	BLUEGRASS ENERGY	6	11	8	5	0	30
18	MLC OPERATING	0	2	9	8	5	24
19	REMUDA OPERATING	0	0	1	7	14	22
20	TXP INC	13	5	0	0	0	18
21	UNIT PETROLEUM	7	6	1	2	2	18
22	BURK ROYALTY	0	0	5	0	12	17
23	RANGE RESOURCES	5	4	5	2	0	16
24	SAMSON	8	6	0	0	0	14
25	XOG OPERATING	0	2	7	2	1	12
26	PIONEER	3	5	3	0	1	12
27	PAINT ROCK OPERATING	0	1	3	2	6	12
28	MOMENTUM ENERGY	5	3	4	0	0	12
29	DIAMONDBACK OPERATING	4	0	0	2	6	12
30	CHESAPEAKE	4	0	1	5	2	12
31	ENCANA	1	10	0	0	0	11
32	HENRY PETROLEUM	1	2	4	2	1	10
33	SIGMA ENERGY & EXPL	0	1	4	3	2	10
34	SILVER O&G	3	5	1	0	0	9
35	TEMA O&G	0	3	3	3	0	9
36	MARINER ENERGY	0	1	6	2	0	9
37	MEXTEX OPERATING	0	0	8	1	0	9
38	EXL PETRO	0	0	2	2	5	9
39	GREAT WESTERN DRILLING	1	4	2	1	1	9
40	DISCOVERY OPERATING	3	4	2	0	0	9
41	WTG EXPLORATION	1	0	3	3	1	8
42	RIO-TEX	1	3	2	0	1	7
43	RUWCO O&G	2	1	3	1	0	7
44	MEGAWEST ENERGY TEXAS	0	0	0	7	0	7
45	CLAYTON WILLIAMS ENERGY	0	6	0	0	1	7
46	DURANGO PIPELINE	0	6	0	0	0	6
47	MARSHALL & WINSTON	0	1	1	0	4	6
48	TREK RESOURCES	0	1	2	1	2	6
49	O’NEIL PROPERTIES	4	1	0	0	0	5
50	PAR MINERALS	3	0	2	0	0	5
51	CHI OPERATING	2	1	2	0	0	5
52	BEACH EXPLORATION	2	1	1	0	1	5
53	FAIRWAY LINKS ENERGY	0	1	4	0	0	5
54	FALCON BAY ENERGY	4	0	0	0	0	4
55	HALLIBURTON	1	0	3	0	0	4
56	BYRD OPERATING	0	4	0	0	0	4
57	CAPITOL WELL SERVICING	0	0	0	1	3	4
58	CONCHO	4	0	0	0	0	4
59	CONCHO RES	4	0	0	0	0	4
60	ORBIT CRUDE	0	1	2	1	0	4
61	O’RYAN O&G	0	0	0	4	0	4
62	O G P OPERATING	2	2	0	0	0	4
63	MEWBOURNE OIL	0	0	0	0	4	4
64	SWARTZ OIL	1	1	0	2	0	4
65	WALTER O&G	0	0	0	0	3	3
66	UHC PETROLEUM	0	0	0	0	3	3
67	WILLO O&G	0	0	3	0	0	3
68	PXP	0	0	3	0	0	3
69	OZONA NATURAL GAS	0	0	0	0	3	3
70	JILPETCO	0	0	3	0	0	3
71	BP AMERICA	0	0	0	3	0	3
72	C F QUALIA OPERATING	1	1	0	1	0	3
73	3-M ENERGY	1	0	1	1	0	3
74	LAVANCO ENERGY	1	0	0	0	2	3
75	LECLAIR OPERATING	1	2	0	0	0	3
76	J&J SERVICE	0	0	0	1	1	2
77	HANNATHON PETROLEUM	0	0	1	0	1	2
78	INCLINE ENERGY	1	0	0	0	1	2

2

Canyon Sand Area
# of Wells drilled by Operator, grouped by year of Spud Date.
NOTE: If unknown spud date, used first of event date (surf casing, int casg, etc), completion date, or plugging date). If no such date exists in system, assumed well not drilled and therefore not included in count.

No.	Operator	2004	2005	2006	2007	2008	Total

79	ENDEAVOR	0	1	0	0	1	2
80	FINLEY RESOURCES	0	0	0	0	2	2
81	FORTUNE PRODUCTION	0	0	0	1	1	2
82	BAKER RESOURCES	0	0	0	0	2	2
83	CAMBRIAN MGMT	0	0	0	2	0	2
84	CANNON TEXAS	2	0	0	0	0	2
85	CAPATAZ OPERATING	1	1	0	0	0	2
86	C & F PETROLEUM	0	0	2	0	0	2
87	EEX E&P	0	2	0	0	0	2
88	OJB	0	2	0	0	0	2
89	OZARK EXPLORATION	0	1	1	0	0	2
90	PATRICK EXPL	1	0	1	0	0	2
91	PENERGY	0	0	0	0	2	2
92	PETRODATA RESOURCES	1	0	0	0	1	2
93	MULLOY OPERATING	0	2	0	0	0	2
94	WG OPERATING	0	0	2	0	0	2
95	STONEGATE PRODUCTION	0	0	0	0	2	2
96	TREK PETROLEUM	0	0	1	1	0	2
97	T K LEWIS	0	0	0	1	1	2
98	SOC OIL	0	0	1	1	0	2
99	STALEY OPERATING	0	1	0	0	0	1
100	SAGE ENERGY	0	1	0	0	0	1
101	RODESSA OPERATING	0	0	0	1	0	1
102	TAMMANY EXPLORATION COMPANY LLC	0	0	0	0	1	1
103	TAURUS MINERALS	0	0	1	0	0	1
104	TEXAHOMA O&G	1	0	0	0	0	1
105	TEXAS CRUDE OPERATOR	1	0	0	0	0	1
106	THOMAS O&G	0	0	0	1	0	1
107	TRILOGY OPERATING	0	0	0	0	1	1
108	TRISTAR EXPL	0	0	0	1	0	1
109	WESTPORT O&G	1	0	0	0	0	1
110	WINN EXPLORATION	0	0	0	1	0	1
111	XERIC O&G	0	1	0	0	0	1
112	OGS OPERATING	0	1	0	0	0	1
113	OIL PRODUCERS OF KANSAS	1	0	0	0	0	1
114	MISSION RIVER	0	1	0	0	0	1
115	KINDRED PETROLEUM	0	0	1	0	0	1
116	KLM PETROLEUM	0	1	0	0	0	1
117	PRIMERO OPERATING	0	0	1	0	0	1
118	OZTX O&G	0	0	1	0	0	1
119	PARAGON	0	0	0	0	1	1
120	ELCO O&G	0	0	1	0	0	1
121	CHAPARRAL ENERGY	0	0	0	1	0	1
122	CHARIS ENERGY, INC.	0	0	0	0	1	1
123	CHAS F DOMINY	1	0	0	0	0	1
124	COG O&G	0	1	0	0	0	1
125	BOB HUGHES OIL	0	1	0	0	0	1
126	ADVENTURE EXPLORATION PARTNERS	0	0	0	1	0	1
127	APACHE	0	0	1	0	0	1
128	FOUNDATION ENERGY	0	0	0	0	1	1
129	FULLER PRODUCTION	1	0	0	0	0	1
130	GREAT TEXAS CRUDE	0	0	0	1	0	1
131	FIVE STATES OPERATING	0	0	0	0	1	1
132	GRUY	0	0	1	0	0	1
133	H G SLEDGE	0	1	0	0	0	1
134	ENERVEST	0	0	0	0	1	1
135	LEWIS OIL	1	0	0	0	0	1
136	LONE STAR OIL	0	0	1	0	0	1
137	HAMMAN OIL	0	0	0	1	0	1
138	HOLMES EXPLORATION	1	0	0	0	0	1
139	HENRY SHAW JR	0	0	0	0	1	1
140	HENSON EXPL	0	0	1	0	0	1

3